Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges (UNAUDITED)

	Six Months
	Ended
	September	Year Ended March 31,
(Dollar amounts in thousands, except ratios)	30, 2010	2010	2009	2008	2007	2006
Earnings from continuing operations before fixed charges
(Loss) income from continuing operations before income taxes	$(30,534)	$(93,500)	$(123,682)	$(32,578)	$(23,533)	$(48,035)
Add fixed charges deducted from income:
Interest expense	3,701	9,128	1,802	76	220	228
Portion of rental expenses representative of an interest factor (1)	212	533	328	119	53	32

Total fixed charges deducted from income	3,913	9,661	2,130	195	273	260

Total earnings (as defined)	$(26,621)	$(83,839)	$(121,552)	$(32,383)	$(23,260)	$(47,775)

Fixed charges
Deducted from income per above	$3,913	$9,661	$2,130	$195	$273	$260
Preferred stock dividend requirements of consolidated subsidiaries (2)	—	—	—	—	105	97

Combined fixed charges and preferred stock dividend requirements	$3,913	$9,661	$2,130	$195	$378	$357

RATIO OF EARNINGS (AS DEFINED) TO FIXED CHARGES (3)	(6.8)	(8.7)	(57.1)	(166.4)	(85.1)	(183.8)

RATIO OF EARNINGS (AS DEFINED) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	NM	NM	NM	NM	NM	NM

NOTES:

(1)	One-third of the rental expense is believed by management to be representative of the interest factor.

(2)	Preferred stock dividend requirements of consolidated subsidiaries represent the pre-tax amounts required to cover preferred stock dividends

(3)	We had deficiencies in earnings to fixed charges in each period as follows (in thousands): $26,621 in the six months ended September 30, 2010, $83,839 in fiscal year 2010, $121,552 in fiscal year 2009, $32,383 in fiscal year 2008, $23,260 in fiscal year 2007 and $47,775 in fiscal year 2006.

NM	Not meaningful due to the loss incurred during the period.